EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2016	12/31/2015
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$769	$639

Adjustments to income

Add: Distributed income from less than 50% owned companies		—

Add: Fixed charges as presented below	270	290

Subtract: Interest capitalized	(9)	(2)

Add: Amortization of interest previously capitalized	3	2

Earnings	$1,033	$929

Computation of fixed charges:

Interest incurred	$227	$253

Interest capitalized	9	2

Amortization of debt related costs	16	17

Portion of rental expense representative of interest (1)	18	18

Total fixed charges	$270	$290

Ratio of earnings to fixed charges	3.8	3.2

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.